

Laurie McDermott · 2nd

Travel Writer & Humor Columnist at The Family Magazine Group, SouthBay Woman Magazine, The Examiner & TheLifeExpert.com

Greater Los Angeles Area · 500+ connections · **Contact info**

The Examiner

 **Loyola University of**

Experience

Los Angeles Travel Writer
The Examiner
Sep 2010 – Present · 9 yrs 9 mos

Writer
TheLifeExpert.com
Apr 2006 – Present · 14 yrs 2 mos

Travel Writer & Humor columnist
SouthBay Woman Magazine
Aug 2004 – Present · 15 yrs 10 mos

Travel Writer & Columnist
The Family Magazine Group
1999 – Present · 21 yrs
Los Angeles, Las Vegas, Ventura County, Santa Clarita, Las Vegas

http://www.familymagazinegroup.

Los Angeles, Las Vegas, Ventura County, Santa Clarita, Las Vegas

CEO
The House
Jan 1998 – Present · 22 yrs 5 mos

Manage incoming funds and outgoing purchases. Keeping control of three employees who don't listen very well and need constant supervision.

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Education



Loyola University of Chicago
BBA, Marketing
1985 – 1989
Activities and Societies: ASA



USC
Master of Business Administration (M.B.A.), Project Management



